Exhibit (n)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated April 29, 2026, and each included in this Post-Effective Amendment No. 1 to the Registration Statement (Form N-2, File No. 333-286812) of Alternative Investment Partners Absolute Return Fund STS (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 27, 2026, with respect to the (consolidated) financial statements of Alternative Investment Partners Absolute Return Fund STS included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

April 29, 2026